RENOVARE ENVIRONMENTAL, INC.

80 Red Schoolhouse Roade, Suite 101

Chestnut Ridge, New York, 10977

April 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renovare Environmental, Inc.

Application for Withdrawal of Registration Statement on Form S-3

Filed February 7, 2022

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Renovare Environmental, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that its Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2022 (the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof.

The Company is requesting withdrawal of the Registration Statement since the Company was unable to make the filing on such form at the time it was filed. No securities have been or will be sold under the Registration Statement, which was not declared effective by the Commission.

We appreciate your assistance in this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Peter Campitiello of McCarter & English, LLP at (732) 867-9741.

Sincerely,

Renovare Environmental, Inc.

By:	/s/ Brian C. Essman
Brian C. Essman,
Chief Financial Officer